Mail Stop 3561

February 2, 2007

Douglas De Luca
Chief Executive Officer
Pro Elite Inc.
12100 Wilshire Boulevard, suite 800
Los Angeles, California 90025

Re: **Pro Elite Inc.**
       Registration Statement on Form SB-2
       Filed January 12, 2006
       File No. 333-139982

Dear Mr. De Luca,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. There are numerous inconsistencies throughout the disclosure. For examples, it is unclear of the number of shares you issued to the six institutional investors on October 3, 2006. You state on page 3 that you sold an aggregate of 3,333,333 units, each consisting of three shares of common stock and a three-year warrant. However, on page II-2, you state that you sold an aggregate of 9,999,999 units. Also, you state on page 19 that Real Sport was incorporated on September 19, 2006. However, footnote 9 of the financial statement shows that Real Sport issued

shares August 10, 2006. Please carefully review and revise throughout the registration statement to reconcile any inconsistencies.

2. We note the two websites/businesses mentioned in the filing, LifeLoggers.com and ProElite.com. The website LifeLoggers.com does not appear to be related to your business in martial arts matches. Please disclose all websites you own and operate and the URL address of the websites. Furthermore, please clarify whether the contents of the websites are part of the prospectus.

Prospectus Summary, page 1

3. Please revise the first sentence of the first paragraph. This should be a complete summary.

4. Please expand this section to disclose that you have had no revenues since inception and disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

5. Please provide us with the source for your statements in Company Overview that MMA events now attract roughly two million viewers per week and that MMA events in the US now generate attendance and pay-per-view audiences similar to professional boxing.

6. In the next amendment, please completely revise your summary so that it tells the important information material to an investor in plain English and in an arrangement that enables investors to grasp the current status of your company. See Rule 421. Also work to reduce your overdependence on defined terms and use defined terms consistently.

7. Please clearly state under the Offering section on page 4 the number of shares currently outstanding. Further, please provide summary financial in this section.

Plan of Operation, page 17

8. Please discuss the anticipated milestones and activities in implementing your plan of operation, the time frame for beginning and completing each, and the cost for each. For instance, we refer you to page 2 where you briefly mentioned:

- the grassroots level work with various online channels such as Yahoo! AOL, Ugo.com and Myspace.com;

- sign up and recruit fighters from over 25,000 martial arts schools;

- the various marketing tools and activities you plan to use;

- LifeLogger.com's current discussions with telecommunications companies to provide services and products as a private label for third party brands;

- the corporate sponsorships, promotion, and the branded merchandise;

- the library of content produced by you and your users;

- and on page 11, you also indicate that you plan to acquire additional assets.

Liquidity and Capital Resources, page 19

9. Please discuss your August 2006 bridge loan including the annualized interest rate here.

Business, page 20

10. In several places throughout the disclosure, such as on pages 2 and 18, you indicate that you plan to brand and sell your merchandise by means of licensing and marketing your intellectual property. Please discuss in greater detail the merchandise you refer and disclose any material patents, trademarks, licenses you own. Item 101(b) of Regulation S-B.

Industry, page 20

11. Please provide us with support for each of the first three sentences of this section.

Rumble World Entertainment, page 21

12. Please disclose the material terms of the agreements you have with LifeLogger.com, Rumble World Entertainment, and Showtime. Most importantly, please discuss any fee or revenue sharing arrangements. For example, please explain how Pro Elite and each of your affiliates will generate revenues and how will the revenues be allocated among each interested entities. Moreover, it does not appear that LifeLogger.com's business is related to your business. Please explain LifeLogger.com's business in greater detail.

13. Also revise to explain what Rumble World's intellectual property is so that investors can understand why you believe it might be worth $7 million.

14. Please describe the library collection you currently have and the distribution channels including websites and DVDs you indicate in the prospectus. Please also disclose the library content in the prospectus and Exhibit B to Exhibit 10.11 Exclusive Distribution Agreement.

Biographies of Directors and Executive Officers, page 23

15. Revise the biographies of each of the named individuals to disclose their business history during the past five years, using name of company, position held, and times in month/year format. Please omit the extraneous information which is not relevant for an investment in these securities in this company.

Executive Compensation, page 25

16. Please provide the 2006 executive compensation information required by Item 402 of Regulation S-B. Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Release No. 33-8732A (August 29, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

17. Furthermore, please fully conform your disclosure in this section to the footnotes of your financial statements. For instance, you state on page 26 that members of your board are not compensated for any services provided as directors. However, footnote 7 on page II-12 indicates that the board members are being paid.

Security Ownership of Certain Beneficial Owners and Management, page 26

18. From the selling shareholders table on page 31, it appears that European Catalyst Fund holds 14.4% and Absolute Octane Fund holds 7.7% of your stock. Please revise the beneficial owner table to include them.

19. Other than officers and directors, beneficial owners of greater than 5% are not permitted to use the company's address. Please provide the address for the beneficial owners.

Employment Agreements, page 26

20. For each officer who has a non-exclusive arrangement with Pro Elite, please disclose the approximate number of hours a week he devotes to its business.

Certain Relationships and Related Transactions, page 28

21. Please revise this section to fully discuss the information required by Item 404 of
    Regulation S-B. Please be advised that the certain relationships and related party
    transactions disclosure requirements of Regulation S-B have been amended
    recently and that you must provide disclosure to comply with the amended Item
    404 provisions. See Release No. 33-8732A (August 29, 2006).

Description of Securities, page 28

22. Please disclose the information required by Item 202 of Regulation S-B for the
    units, the common stock, and the warrants.

Selling Shareholders, page 30

23. We suggest eliminating the undefined phrase "New Investors" which might
    confuse persons who are not familiar with earlier, non-public materials of your
    company.

24. Please disclose the individual or individuals who exercise the voting and
    dispositive powers over the shares to be offered for resale by each legal entity. See
    Interpretation I.60 of the Division of Corporation Finance's Manual of Publicly
    Available Telephone Interpretations (July 1997).

25. Please clarify whether any of the selling shareholders are broker-dealers or
    affiliates of a broker-dealer. If not, please also state, if true, that the sellers
    purchased in the ordinary course of business and at the time of the purchase of the
    securities to be resold, the seller had no agreements or understandings directly or
    indirectly, with any person to distribute the securities.

26. Please tell us who the control person of each of the investors is and what these
    entities are. Are they mutual funds, hedge funds, or something different?

Consolidated Balance Sheet, page F-3

27. We note from the disclosure on page F-7 that the company has agreed to pay its
    investment banker 1% per month of the $10 million gross proceeds for a maximum
    period of 24 months if the company's registration statement is not declared
    effective by the Securities and Exchange Commission by February 2007. We also
    note from the disclosure on page F-7 and from the balance sheet on page F-3 that
    the company has accrued the maximum potential liability due under the registration
    rights agreement of $2.4 million at October 31, 2006. Please tell us and explain in
    the notes to the financial statements why the company believes it is appropriate to

recognize the maximum amount of the potential payment required under the registration rights agreement of $2.4 million at October 31, 2006. As a part of your response and your revised disclosure, please explain why you believe payment of the maximum amount under this agreement is probable at this date, given that you filed a registration statement to register the shares issued in the private placement on January 12, 2007. Refer to the guidance outlined in paragraph 8 of SFAS No.5 and paragraph 3 of FIN No.14. We may have further comment upon receipt of your response.

28. Also, please explain your basis or rational for classifying $900,000 of the liability recognized as a current liability and $1,500,000 of the liability as long-term. Based on the disclosure provided on page F-7, it appears that $1,200,000 of the liability should be included in current and long-term liabilities at October 31, 2006.

Consolidated Statement of Operations, page F-4

29. The weighted average shares outstanding of 13,102,677 appear to be in error based on the fact that you had issued 25,000,000 at inception and had 37,499,999 outstanding at October 31, 2006.

30. Please revise your weighted average number of shares outstanding during the period for your basic and diluted earnings per share calculation to equal the weighted average of the number of outstanding shares disclosed in your statement of shareholders' equity for the period from August 10, 2006 through October 31, 2006.

Note 9. Shareholders' Equity, page F-12

31. We note from your disclosure that the company issued 2,262,927 shares valued by the Company's Directors at 0.00812 per common share or $20,000 on October 3, 2006. We also note that you issued on the same day, October 3, 2006, 9,999,999 common shares, valued at .9312 per common share. Considering that the above transactions both occurred on October 3, 2006, and that cash transactions with third parties provide the most reliable basis for determining the fair value of common shares issued, we would expect that you use the same per common share value in both of the aforementioned transactions. Please revise accordingly.

Note 11. Subsequent events, page F-14

32. Please tell us how you considered the guidance in EITF 98-3 and Rule 11-01(d) of Regulation S-X in determining whether the acquisition of LifeLogger.com represented the acquisition of a business for which audited financial statements and pro forma financial information should be included in the registration statement in accordance with Items 310(c) and (d) of Regulation S-B.

33. If the above transaction is considered a business acquisition, it appears that you would be required to include two years of audited financial statements and interim financial statements for this entity since the purchase price exceeds at least 40% of your assets at October 31, 2006 pursuant to Item 310(c) 2 of Regulation S-B. Please advise or revise accordingly. Also, if the above transaction is a business acquisition, please provide the disclosures in paragraphs 51, 52 and 53 of SFAS No. 141.

34. Reference is made to the licensing agreement with Rumble World Entertainment, Inc., where you granted warrants valued at $253,000. Please disclose your accounting treatment associated with the warrants issued in this transaction and the annual affect on your statement of operations. Also please disclose the terms, conditions and consideration associated with your service agreement with two of Rumble World's employees for their exclusive services and the respective accounting treatment and impact on future operations.

35. Reference is made to the seven-year warrant to purchase 2.5 million shares of common stock and the five-year warrant to purchase 2.5 million shares of common stock issued to Showtime Networks, Inc. ("Showtime") at a per share exercise price $2.00. Please quantify the additional funding provided to and / or the type of consideration received by the company in exchange for the seven-year and five-year warrants issued to Showtime. Also, please tell us and explain in the notes to your financial statements the planned accounting treatment of the warrants issued in these transactions.

Other

36. In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Part II
Recent Sales of Unregistered Securities, page 23

37. Please disclose all sales of unregistered securities since inception of Real Sports and disclose all information required by Item 701 of Regulation S-B. We direct your attention to some of the transactions described in footnote 9 of the financial statements. We also note the stock payment issued to MMA Entertainment. Moreover, if MMA Entertainment is a beneficial owner of 5% or more of your business, please revise the beneficial owner table on page 27 accordingly.

38. Please clearly disclose the rule under Regulation D and the facts relied upon to make the exemptions available.

Item 27 Exhibits

39. Exhibit 10.7 is not filed on Edgar as an exhibit. Please do so. Please be advised that you will receive a separate letter from us addressing your request for confidential treatment.

40. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

Signatures

41. Please include the signature of your principal accounting officer or controller.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David Ficksman, Esq.
        Fax: (310)201-4746